UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Penn Virginia Corporation
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

70788V102
 (CUSIP Number)

Ward Dietrich
645 Madison Avenue, 14th Floor, New York, New York 10022
Telephone: (212) 897-9537
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ◻

(Page 1 of 6 Pages)
______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70788V102	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
The Mangrove Partners Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
742,733

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
742,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
742,733

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 70788V102	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Mangrove Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
742,733

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
742,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
742,733

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 70788V102	SCHEDULE 13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS
Nathaniel August

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
742,733

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
742,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
742,733

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 70788V102	SCHEDULE 13D	Page 5 of 6 Pages

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Penn Virginia Corporation, a company incorporated in Virginia (the “Issuer”).  This Amendment No. 6 amends and supplements the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on September 1, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed with the SEC on December 11, 2017, Amendment No. 2, filed with the SEC on October 30, 2018, Amendment No. 3, filed with the SEC on November 14, 2018, Amendment No. 4, filed with the SEC on November 28, 2018, and Amendment No. 5, filed with the SEC on March 28, 2019  (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings given them in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

A total of approximately $15,516,519, inclusive of commissions, was paid to acquire the securities reported as beneficially owned by the Master Fund.  The funds used to purchase these securities were obtained from the general working capital of the Master Fund, including margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b), (c), and (e) of the Schedule 13D are hereby amended and supplemented as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 15,157,919 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2020, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 8, 2020.

As of June 10, 2020, the Master Fund may be deemed to beneficially own 742,733 Shares, representing approximately 4.9% of the total number of Shares outstanding. By virtue of their respective relationships with the Master Fund discussed in further detail in Item 2 of the Schedule 13D, each of Mangrove Partners and Mr. August may be deemed to beneficially own the Shares owned directly by the Master Fund.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Act may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b) Each of the Master Fund, Mangrove Partners and Mr. August has shared voting and dispositive power over the 742,733 Shares owned directly by the Master Fund.

(c) During the past sixty days, the following transactions were effected by the Reporting Persons in the Shares.  All of these transactions were effected in the open-market through a broker.

Trade Date	Reporting Person	Transaction	Quantity	Price per Share (in USD)
6/8/2020	Master Fund	Sell Shares	(646)	$18.0917
6/8/2020	Master Fund	Sell Shares	(654)	$18.0917
6/8/2020	Master Fund	Sell Shares	(50,000)	$17.9696
6/8/2020	Master Fund	Sell Shares	(545,861)	$17.8486
6/9/2020	Master Fund	Sell Shares	(82,787)	$15.1504
6/9/2020	Master Fund	Sell Shares	(274,301)	$15.1504
6/10/2020	Master Fund	Sell Shares	(24,888)	$13.3758
6/10/2020	Master Fund	Sell Shares	(7,512)	$13.3758

In addition, on June 5, 2020, the Master Fund sold its cash-settled total return swap with Morgan Stanley Capital Services LLC as the counterparty that provided the Master Fund with economic exposure to an aggregate of 106,976 notional Shares, at a price of $15.8981 per Share.

There were no other transactions in the Shares by the Reporting Persons in the past sixty days.

(e) As of June 10, 2020, the Reporting Persons have ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP No. 70788V102	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 10, 2020

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS, as Investment Manager

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

/s/ Nathaniel August
Nathaniel August